As filed with the Securities and Exchange Commission on June 28, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2022

Commission file number: 1-10899 (Kimco Realty Corporation)

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

500 NORTH BROADWAY, SUITE 201

JERICHO, NY 11753

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Kimco Realty Corporation 401(k) Plan

Jericho, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H (Form 5500), Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Melville, New York

June 28, 2023

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	December 31, 2022	December 31, 2021

Assets:
Investments, at fair value (see Note 3):	$171,850,498	$154,819,024
Cash	6	521,478

Receivables:
Notes receivable from participants	1,250,091	1,262,761
Participant contributions	159,628	-
Employer contributions	101,187	48,680
Rollover contributions	2,349	-
Total receivables	1,513,255	1,311,441

Net assets available for benefits	$173,363,759	$156,651,943

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021

Additions:
Investment activities:
Net (depreciation)/appreciation in fair value of investments	$(35,232,840)	$14,464,818
Interest and dividends	1,828,090	6,499,332
Investment (loss)/income	(33,404,750)	20,964,150

Contributions:
Participant	5,873,278	5,077,940
Rollovers	2,738,122	1,069,500
Employer	2,428,056	2,259,623
Total contributions	11,039,456	8,407,063

Interest income on notes receivable from participants	63,065	79,662
Total (deductions)/additions	(22,302,229)	29,450,875

Deductions:
Benefits paid to participants	(18,608,229)	(7,262,653)
Administrative expenses	(50,746)	(53,850)
Total deductions	(18,658,975)	(7,316,503)

Net (decrease)/increase	(40,961,204)	22,134,372

Transfer in to Plan	57,673,020	-

Net assets available for benefits:
Beginning of year	156,651,943	134,517,571

End of year	$173,363,759	$156,651,943

The accompanying notes are an integral part of these financial statements.

1.	DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a comprehensive description of the Plan’s provisions.

General - The Plan was established on March 31, 1984 as a defined contribution plan covering all eligible full-time, part-time and temporary employees of Kimco Realty Corporation (the “Company”) who are 21 years of age or older. Temporary employees must complete 1,000 hours of service before participating in the Plan. Employees may elect to participate in the Plan on the first day of the month coinciding with or following their hire date or eligibility requirements, respectively. The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2022 and 2021, T. Rowe Price Trust Company (“T. Rowe Price”) served as trustee of the Plan.

On August 3, 2021, Weingarten Realty Investors (“Weingarten”) merged with and into the Company, with the Company continuing as the surviving public company (the “Merger”), pursuant to the definitive merger agreement (the “Merger Agreement”) between the Company and Weingarten which was entered into on April 15, 2021.  The Merger Agreement provided that the Company permitted participants who were actively employed by the Company subsequent to the Merger to make rollover contributions into the Plan in the form of cash.

Prior to the Merger, Weingarten maintained a separate 401(k) plan for the benefit of Weingarten’s employees, which was known as Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Weingarten Plan”). Effective January 1, 2022, the Weingarten Plan merged with and into the Plan. The assets of the Weingarten Plan held by Merrill Lynch, Pierce, Fenner & Smith, trustee of the Weingarten Plan, were valued on December 31, 2021, then sold or transferred in kind to T. Rowe Price, trustee for the Plan. The net assets transferred as a result of the merger amounted to $57,673,020 after taking into consideration employer contributions.

Contributions - Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($20,500 in 2022 and $19,500 in 2021). Those who were age 50 or older during 2022 and 2021 were able to take advantage of a higher pre-tax contribution limit of $27,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of eligible compensation subject to IRS limitations and $8,500 maximum company match. All matching contributions by the Company are deposited into the participants’ individual account separately. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Plan’s investment committee on an annual basis. No discretionary contribution payments were made for the years ended December 31, 2022 and 2021. All Company contributions are invested based upon participant account elections.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the eligible compensation contributed to the Plan on a per pay period basis, with a maximum annual company match of $8,500. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $305,000 and $290,000 for 2022 and 2021, respectively, as designated by the IRS.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the nineteen mutual funds, fourteen common collective trust funds or Kimco Realty Company Stock offered by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable from participants - Participants may borrow from their fund accounts an amount aggregating the lesser of (1) 50% of the participant’s eligible vested balance up to a maximum of $50,000 or (2) $50,000 minus the participant’s highest outstanding loan balance from the past 12 months. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2022 and 2021, ranged from 4.25% - 8.50%.

Payment of benefits - The Plan adopted an amendment during 2022 to allow for installment payments and partial distributions to participants. Upon termination of service, a participant may elect to receive a lump-sum amount or installment payments equal to the value of the participant’s vested interest in his or her account. Participants under the age of 59½ years may obtain a portion of their account balance in the event of financial hardship. The basis for determining financial hardship is in accordance with Section 401(k) of the Internal Revenue Code. The Plan adopted an amendment pertaining to hardship withdrawals made on or after January 1, 2020. These hardship withdrawals are no longer subject to the six-month suspension for making contributions to the Plan after such withdrawal is received.

Other income - T. Rowe Price Retirement Plan Services, Inc. (“TRP RPS”) provides pricing credits to the Plan in recognition of amounts TRP RPS (and its affiliates) receives from Plan investment options. Subject to any plan sponsor imposed de minimis rules, the pricing credits are allocated to the Plan accounts of participants in proportion to their account balances invested in those investment options. To be eligible for an allocation of fee credits, a participant must maintain a balance in the Plan on the last day of the quarter.

The Plan pays a flat annual rate per participant for the record keeping fees, which are used to cover the recordkeeping services provided by T. Rowe Price.

The following table presents the change in the administrative budget account for the years ended December 31, 2022 and 2021:

	2022	2021
Balance at January 1,	$735	$735
Administrative credit	11,439	-
Gain	189	-
Balance at December 31,	$12,363	$735

Administrative expenses - Expenses related to Plan maintenance are paid by the participant. Investment-related expenses are included in net (depreciation)/appreciation in fair value of investments. All other expenses are substantially paid by the Company and are excluded from these financial statements.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investment are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of common stock, mutual funds and common collective trust funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements. The Plan had three investments which exceed 10% of total investments at December 31, 2022: Retirement 2040 Fund I Class – 12.2%, Retirement 2025 Fund I Class - 12.0% and Retirement 2030 Fund I Class - 11.0%. The Plan had two investments which exceed 10% of total investments at December 31, 2021: Retirement 2025 Fund I Class - 13.5% and Retirement 2040 Fund I Class - 12.9%.

Fair Value

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

●

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

●	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware of were evaluated through the date of this report.

3.	FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trusts has been established using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no unfunded commitments to the fund and there are no restrictions on the NAV price or its equivalent. The Plan is required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of the TRS Stable Value Fund trust units; the notice period may be shortened or waived by the trustee in its sole discretion. The Plan is required to provide up to 30 days advance written notice to the trustee prior to redemption of the Retirement Trust units.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes to the methodologies used at December 31, 2022 and 2021.

The are no plan liabilities required to be recorded at fair value at December 31, 2022 and 2021.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2022 and 2021, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2022:

	As of December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$36,709,675	$36,709,675	$-	$-
Kimco Realty Company Stock	8,518,080	8,518,080	-	-
Investments measured at net asset value: Common/Collective Trusts (a)	126,622,743
Total Assets	$171,850,498	$45,227,755	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2021:

	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$138,049,598	$138,049,598	$-	$-
Kimco Realty Company Stock	7,026,374	7,026,374	-	-
Investments measured at net asset value: Common/Collective Trust (a)	9,743,052
Total Assets	$154,819,024	$145,075,972	$-	$-

(a)

In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.

4.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

5.	TAX STATUS:

The Plan has received a favorable determination letter, dated October 28, 2016, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS:

Transactions in shares of Kimco Realty Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2022, the Plan made purchases of $632,613 and had sales of $343,367 of Kimco Realty Corporation common stock.

During the plan years ended December 31, 2022 and 2021, the unrealized gain/(loss) on the Kimco Realty Corporation common stock was $(685,625) and $2,583,738, respectively. In addition, there were $334,484 and $204,597 of Kimco Realty Corporation common stock dividends that were reinvested during the plan years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the Plan held 402,176 shares and 285,046 shares of Kimco Realty Corporation common stock at a value of $8,518,080 and $7,026,374, respectively.

Certain members of Kimco Realty Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Kimco Realty Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the years ended December 31, 2022 and 2021.

TRP RPS serves as the record keeper to maintain the individual accounts of each Plan participant as the Plan’s trustee. Substantially all administrative expenses of the Plan are paid by the Company. The Plan has a revenue-sharing agreement with TRP RPS where TRP RPS would apply administrative credits to certain administrative fee payments. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company. See Footnote 1 for further details.

Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor), shares of mutual funds offered by TRP RPS or a stable value common trust fund. These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500:

The following is a reconciliation of the December 31, 2022 and 2021 net assets available for benefits per financial statements to Form 5500:

	2022	2021
Net assets available for benefits per financial statements	$173,363,759	$156,651,943
Other Receivable (Transfer from the Weingarten Plan)	-	58,365,726
Net assets available for benefits per Form 5500	$173,363,759	$215,017,669

The following is a reconciliation of net decrease in net assets available for benefits for the year ending December 31, 2022 per financial statements to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(40,961,204)
Net impact of Net asset transfer from the Weingarten Plan	(692,706)
Net decrease in net assets available for benefits per Form 5500	$(41,653,910)

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H (Form 5500), Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2022

EIN: 13-2744380 Plan Number: 001

	Identity of issuer,
	borrower, lessor, or similar party	Description of investment (c)	Cost (d)	Current value
(a)	(b)			(e)
	Allspring Special Mid Cap Value R6	Mutual Fund	**	$290,632
	Carillion Eagle Mid Cap Growth Fund R6	Mutual Fund	**	1,730,056
	Cohen & Steers Institutional Realty	Mutual Fund	**	1,148,182
	Fidelity Adv Total Bond K6	Mutual Fund	**	3,000,278
	Fidelity Emerging Markets K	Mutual Fund		425,600
	Hartford Equity Income R6	Mutual Fund	**	3,381,068
	Hartford Intl Opportunities R6	Mutual Fund	**	1,765,507
	Invesco International Small-Mid Company R6	Mutual Fund	**	933,374
*	Kimco Realty Corp Stock	Company Stock	**	8,518,080
	MFS Growth Fund R6	Mutual Fund	**	5,228,089
	TIAA-CREF Social Choice Intl	Mutual Fund	**	51
*	TRP Stable Value Fund - N	Common/Collective Trust Fund	**	14,016,520
*	T. Rowe Price Retirement 2005 Tr Fund	Common/Collective Trust Fund	**	5,066
*	T. Rowe Price Retirement 2010 Tr Fund	Common/Collective Trust Fund	**	457,303
*	T. Rowe Price Retirement 2015 Tr Fund	Common/Collective Trust Fund	**	3,956,570
*	T. Rowe Price Retirement 2020 Tr Fund	Common/Collective Trust Fund	**	11,601,717
*	T. Rowe Price Retirement 2025 Tr Fund	Common/Collective Trust Fund	**	20,572,953
*	T. Rowe Price Retirement 2030 Tr Fund	Common/Collective Trust Fund	**	18,880,450
*	T. Rowe Price Retirement 2035 Tr Fund	Common/Collective Trust Fund	**	17,135,499
*	T. Rowe Price Retirement 2040 Tr Fund	Common/Collective Trust Fund	**	20,900,069
*	T. Rowe Price Retirement 2045 Tr Fund	Common/Collective Trust Fund	**	11,314,859
*	T. Rowe Price Retirement 2050 Tr Fund	Common/Collective Trust Fund	**	4,424,247
*	T. Rowe Price Retirement 2055 Tr Fund	Common/Collective Trust Fund	**	2,526,592
*	T. Rowe Price Retirement 2060 Tr Fund	Common/Collective Trust Fund	**	787,540
*	T. Rowe Price Retirement 2065 Tr Fund	Common/Collective Trust Fund	**	43,358
*	T. Rowe Price Dividend GR I	Mutual Fund	**	3,326,700
*	T. Rowe Price New Horizons - I CL	Mutual Fund	**	4,524,109
	Undisc Mgrs Behavioral Val R6	Mutual Fund	**	831,543
*	US Treasury Money Fund	Mutual Fund	**	13,543
	Vanguard 500 Index Admiral	Mutual Fund	**	7,527,739
	Vanguard Mid-Cap Ind-Admiral	Mutual Fund	**	700,316
	Vanguard Small Cap Index, Adm	Mutual Fund	**	926,308
	Vanguard Total Bond Index Adm	Mutual Fund	**	701,619
	Vanguard Ttl Intl Stk Ind Adm	Mutual Fund	**	254,961
	Total investments per Financial Statements			171,850,498
*	Plan Participants	Notes receivable from participants (at rates ranging from 4.25%-8.50% and terms of maturity ranging from one to 10 years at time of issuance)	-	1,250,091
	Total investments per Form 5500			$173,100,589

*Denotes a party-in-interest as defined by ERISA

**Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 28th day of June 2023.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer